Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction
Natural Destiny (BVI) Company Limited	British Virgin Islands
Natural Destiny (HK) Co., Limited	Hong Kong
Shanghai You Yue Trading Co., Ltd.	People’s Republic of China